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                                                                          ---------------------------------
                                                                               OMB APPROVAL
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                                                                           OMB Number:           3235-0145
                                 UNITED STATES                             Expires:       October 31, 1994
                      SECURITIES AND EXCHANGE COMMISSION                   Estimated average burden
                            Washington, D.C. 20549                         hours perform ........... 14.90
                                                                          ---------------------------------
                                 SCHEDULE 13D
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                 Under the Securities Exchange Act of 1934
                            (Amendment No.          )*
                                          ---------

                       UNIVEIW TECHNOLOGIES CORPORATION
           --------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   915 282206
           --------------------------------------------------------
                                 (CUSIP Number)

                          FOUNDERS EQUITY GROUP, INC.
               2602 McKinney Ave., Suite 220, Dallas, TX 75204
                            c/o Thomas Spackman, Jr.
                                   (214) 871-3000
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  May 14, 1999
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                              Page 1 of     Pages
                                        ---

                                SCHEDULE 13D

CUSIP No. 915 282206                                         Page 2 of 6 Pages
          ----------                                             ---  ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Person.
     S.S. or I.R.S. Identification No. of Above Person

     FOUNDERS EQUITY GROUP, INC.
     EIN # 75-2658675
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group*               (a)  / /
                                                                     (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     PF
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                   / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     2602 McKinney Ave., Suite 220
     Dallas, TX 75204
-------------------------------------------------------------------------------
                              (7)  Sole Voting Power
                                   925,000
     Number of               --------------------------------------------------
       Shares                 (8)  Shared Voting Power
    Beneficially                   1,705,950
      Owned by               --------------------------------------------------
        Each                  (9)  Sole Dispositive Power
      Reporting                    925,000
       Person                --------------------------------------------------
        With                  (10) Shared Dispositive Power
                                   1,705,950
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     1,705,950
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*  /X/

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     11.34%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
      INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
  (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


ITEM 1.  SECURITY AND ISSUER

         This statement relates to the without par value common stock of uniView Technologies hereinafter ("uniView" or "Company"). The Company's principal executive officers are located at 10911 Petal Street, Dallas, Texas 75238.

ITEM 2.  IDENTITY AND BACKGROUND

         (a), (b) & (c)

         Founders Equity Group, Inc. ("Founders Equity")
         2602 McKinney, Suite 220
         Dallas, Texas 75204

         Founders Equity is a Texas Corporation whose principal business is investments and whose officers are:

              Scott D. Cook               Chairman
              Thomas J. Spackman, Jr.     President

         This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                (i)  Founders Equity Securities, Inc.
               (ii)  Scott D. Cook
              (iii)  Donald F. Moorehead
               (iv)  George O. Moorehead

         Founder's Equity Securities, Inc. is a subsidiary of Founders Equity Group, Inc. Mr. Cook, Mr. Donald F. Moorehead, and Mr. George O. Moorehead are all directors of Founders Equity Group, Inc. These persons will not individually own more than 5% of the outstanding shares of the Company diluted or undiluted.

         (d) Founders Equity has not been convicted in a criminal proceeding during the last 5 years.

         (e) Founders Equity has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last 5 years.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Founders Equity acquired the securities from its working capital accounts. From time to time Founders Equity may syndicate part of its investments to funds that are under the exclusive control of Founders Equity. No borrowed funds were



                                       1
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         used in the transaction. The securities were either acquired directly from the Company in a private transaction or in open market transactions.

ITEM 4.  PURPOSE OF TRANSACTION

         Founders Equity's acquisition of these shares is solely for investment purposes.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) On March 4, 1999, the Company and Founders Equity entered into a Convertible Debenture Loan Agreement pursuant to which the Company issued to Founders Equity a $200,000 Convertible Debenture convertible at $.625 per share. The Company also entered into a Convertible Debenture Loan Agreement with Scott
              D. Cook for $100,000 convertible at $.625 per share. Founders Equity also has 112,000 warrants for shares of common stock of the Company. Scott D. Cook has 5,000 warrants for shares of common stock of the Company. Founders Equity had purchased and sold shares of the Company in the open market and in private transactions prior to May 14, 1999.

              On May 14, 1999, Founders Equity purchased $550,000 of preferred stock from the Company convertible at $1.25 per share for a total of 440,000 shares of common stock. Donald F. Moorehead and George O. Moorehead each purchased $225,000 of preferred stock also convertible at $1.25 per share for a total of 220,000 shares of common stock each. Altogether, Founders Equity, Donald F. Moorehead, and George O. Moorehead purchased $880,000 of preferred stock that convert at $1.25 per share for a total of 880,000 shares of common stock.

         (b)  Number of shares as to which Founders Equity has fully diluted:

                     (i)  Sole power to vote on to direct the vote:                  925,000
                    (ii)  Shared power to vote on to direct the vote:              1,705,950
                   (iii)  Sole power to dispose or to direct the disposition:        925,000
                    (iv)  Shared power to dispose or to direct disposition:        1,705,950

              Number of shares to which Founders Securities has fully diluted:

                     (i)  Sole power to vote on to direct the vote:                   68,750
                    (ii)  Shared power to vote on to direct the vote:              1,705,950
                   (iii)  Sole power to dispose or to direct the disposition:         68,750
                    (iv)  Shared power to dispose or to direct disposition:        1,705,950

         Number of shares to which Donald F. Moorehead has fully diluted:

          (i)    Sole power to vote on to direct the vote:               221,000
          (ii)   Shared power to vote on to direct the vote:           1,705,950
          (iii)  Sole power to dispose or to direct the disposition:   221,000
          (iv)   Shared power to dispose or to direct disposition:     1,705,950

         Number of shares to which George O. Moorehead has fully diluted:

          (i)    Sole power to vote on to direct the vote:               220,700
          (ii)   Shared power to vote on to direct the vote:           1,705,950
          (iii)  Sole power to dispose or to direct the disposition:   220,700
          (iv)   Shared power to dispose or to direct disposition:     1,705,950

         Number of shares to which Scott D. Cook has fully diluted:

          (i)    Sole power to vote on to direct the vote:               270,500
          (ii)   Shared power to vote on to direct the vote:           1,705,950
          (iii)  Sole power to dispose or to direct the disposition:   270,500
          (iv)   Shared power to dispose or to direct disposition:     1,705,950

        (c) Founders Equity has not effected any transaction in the securities of the Company prior to the transaction disclosed herein, other than any transactions previously disclosed.

        (d) Not applicable.

        (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES FOR THE ISSUER.

        Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        Not applicable.

        After reasonabe inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


May 24, 1999                       /s/ Thomas J. Spackman, Jr.
--------------------               ---------------------------------------
Date                               Thomas J. Spackman, Jr.
                                   President


                                       3
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                                  EXHIBIT A

                           JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13D with respect to the common stock of uniView Technologies Corporation dated as of May 14, 1999, is filed on behalf of each of us pursuant to and in accordance with Regulations Section 240.13d-1 pursuant to Rule 13(d) under the Securities Exchange Act of 1934.


May 24, 1999                  Founders Equity Securities, Inc.


                              By: /s/ Scott D. Cook
                                  ______________________________
                                      President
                                      Scott D. Cook


                              By: /s/ Donald F. Moorehead
                                  ______________________________
                                      Donald F. Moorehead


                              By: /s/ George O. Moorehead
                                  ______________________________
                                      George O. Moorehead



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